Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Successor				Predecessor
				Period from February 1 to December 31,	Period from January 1 to January 31,
(In millions, except ratios)	2009	2008	2007	2006	2006	2005
Earnings (losses):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings (losses) in affiliates	$(671)	$(5,424)	$654	$29	$22,846	$(21,178)

Add (deduct):
Fixed charges, from below	911	868	938	1,069	63	775
Distributed earnings of affiliates	2	2	3	4	—	3
Amortization of capitalized interest	3	1	1	—	1	14
Minority interest	(1)	(2)	(2)	(4)	—	—
Interest capitalized	(10)	(20)	(19)	(15)	—	3

Earnings (loss) as adjusted	$234	$(4,575)	$1,575	$1,083	$22,910	$(20,383)

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$577	$571	$704	$746	$42	$484
Portion of rental expense representative of the interest factor	334	297	234	323	21	291

Fixed charges, as above	911	868	938	1,069	63	775

Preferred stock dividend requirements (pre-tax) (b)	—	3	18	21	1	10

Fixed charges including preferred stock dividends	$911	$871	$956	$1,090	$64	$785

Ratio of earnings to fixed charges	(c )	(d )	1.68	1.01	363.65	(d	)

Ratio of earnings to fixed charges and preferred dividend requirements	N/A	(d )	1.65	(e )	357.97	(d	)

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.
(b)	Successor Company dividends were adjusted using the effective tax rate for each applicable year, except 2006. In 2006, preferred dividends were grossed-up based on the Company’s effective tax rate only to the extent of the Company’s income tax provision for the period.
(c)	Earnings were inadequate to cover fixed charges by $677 million in 2009.
(d)	Earnings were inadequate to cover both fixed charges and fixed charges and preferred dividend requirements by $5.4 billion in 2008 and $21.2 billion in 2005.
(e)	Earnings were inadequate to cover combined fixed charges and preferred dividend requirements by $7 million in the 2006 Successor period.
N/A	Not applicable.